      Filed by Smurfit-Stone Container Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Smurfit-Stone Container Corporation

Commission File No.: 333-172432

            As disclosed in the joint proxy statement/prospectus filed on April 27, 2011 and mailed to our shareholders on or about April 29, 2011 (the “Proxy Statement”), Smurfit-Stone Container Corporation (“Smurfit-Stone”) and Rock-Tenn Company (“RockTenn”) have entered into a definitive Agreement and Plan of Merger providing for the acquisition of Smurfit-Stone by RockTenn, which we refer to as the “merger agreement.”  Pursuant to the terms of the merger agreement, Smurfit-Stone will merge with and into a wholly owned limited liability company subsidiary of RockTenn, which we refer to as the “merger.”  A special meeting of Smurfit-Stone stockholders will be held on May 27, 2011 to consider and vote on a proposal to approve and adopt the merger agreement.  As disclosed in the Proxy Statement, RockTenn, Sam Acquisition, LLC and Smurfit-Stone, as well as the members of Smurfit-Stone’s board of directors, were named as defendants in several lawsuits brought by Smurfit-Stone stockholders challenging the proposed merger and seeking, among other things, injunctive relief to enjoin the defendants from completing the merger.  The plaintiffs in these lawsuits have made certain allegations concerning the sufficiency of the disclosures contained in the Proxy Statement. Although Smurfit-Stone believes that the lawsuits, including the disclosure-related allegations, are without merit, Smurfit-Stone is filing this additional information in order to address certain of the allegations. Smurfit-Stone does not consider this additional information to be material.

            On July 28, 2010, a meeting of the Smurfit-Stone board of directors was held.  The Levin Group, which had been a consultant to Smurfit-Stone since 2006, presented an “Initial Strategic Review” to the members of the Smurfit-Stone board of directors.  Among other things, the Levin Group presentation set forth various strategic operating alternatives, including alterations to Smurfit-Stone’s then-existing mill footprint.  The operating model that assumed Smurfit-Stone remained configured as it was (the “Base Case”) correlated to 2011 and 2014 illustrative implied per share prices of $21 and $28, respectively.  Using RISI pricing, the Base Case yielded 2011 and 2014 illustrative implied per share prices of $13 and $17, respectively.  An alternative operating model that modified the mill footprint (the “First Proposed Alternative Footprint”) correlated to 2011 and 2014 illustrative implied per share prices of $35 and $45, respectively.  An alternative operating model that modified the mill footprint more aggressively (the “Second Proposed Alternative Footprint”) correlated to 2011 and 2014 illustrative implied per share prices of $40 and $52, respectively.  The assumptions underlying the operating models were preliminary, contingent, illustrative, and were not vetted by Smurfit-Stone.  In addition, after further inquiry, Smurfit-Stone determined that the Second Proposed Alternative Footprint was not commercially feasible and had not yet been able to determine whether the First Proposed Alternative Footprint was commercially feasible.  In advance of a meeting of the special committee of the Smurfit-Stone board of directors on December 15, 2010, Lazard Frères & Co. LLC (“Lazard”), at the request of the special committee, supplied the Smurfit-Stone special committee with Lazard's then preliminary discounted cash flow analysis for Smurfit-Stone and, without performing any further analysis, compared the implied equity value derived from such analysis to the illustrative implied per share prices set forth in the Levin Group's presentation for the First Proposed Alternative Footprint, including a comparison with the present value of such implied per share prices in the Levin Group’s presentation using an 11% equity discount rate as well as the 9% discount rate used by the Levin Group.

            As disclosed in the Proxy Statement, for the informational purposes of the board of directors and the special committee, among other analyses, Lazard performed an illustrative analysis of the implied present values of the hypothetical future stock price of Smurfit-Stone, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s future estimated EBITDA (as defined in the Proxy Statement).  In conducting this analysis, Lazard performed the calculations described in the Proxy Statement under the heading “THE MERGER—Opinion of Financial Advisor to the Smurfit-Stone Board of Directors—Present Value of Hypothetical Future Stock Prices Analysis.”   In addition to the analysis relating to the estimated theoretical future per share prices of Smurfit-Stone common stock as of December 31, 2013 described in that section of the Proxy Statement, Lazard also performed an illustrative analysis of the implied present values of the estimated theoretical future per share prices of Smurfit-Stone common stock as of December 31, 2011 and December 31, 2012, applying a forward multiple of enterprise value to Adjusted EBITDA (as defined in the Proxy Statement) of 4.5x to 6.0x (an illustrative range based on the then current Smurfit-Stone forward multiple and higher multiples used for illustrative purposes only) to estimated Adjusted EBITDA for Smurfit-Stone’s fiscal year ending December 31, 2012 and 2013 provided in the Smurfit-Stone management projections, deducting from the resulting amounts the projected net debt as of December 31, 2011 and 2012, respectively, and then calculated the resulting range of implied per share equity values and discounted that range to December 31, 2010 using an equity discount rate of 11%.  The result of those analyses implied an equity value per share of Smurfit-Stone common stock of $29.34 to $39.41 for 2012, and $28.31 to $38.67 for 2011.  The per-share merger consideration of $35.00 (based on the closing price of RockTenn’s common shares on January 21, 2011) fell within these ranges.

            Based on the closing share price of RockTenn common stock on the NYSE on May 13, 2011, the estimated value per share of the merger consideration for a share of Smurfit-Stone common stock had the merger closed on such date would have been $39.55.  See the Section of the Proxy Statement entitled “Summary—The Merger—Consideration to be Received in the Merger by Smurfit-Stone Stockholders.”

            As disclosed in the Proxy Statement, one of the factors supporting the Smurfit-Stone board of directors’ approval of the merger agreement was the directors’ belief that the merger is more favorable to Smurfit-Stone stockholders than any other reasonably available strategic alternative.  This view was based on the Smurfit-Stone board of directors’ regular review and evaluation of Smurfit-Stone’s business strategy.  This view was also based on the directors’ belief that any other party interested in and capable of acquiring Smurfit-Stone had ample opportunity to, and would likely have already, approached Smurfit-Stone.  First, as discussed in the Proxy Statement, both shortly prior to and during Smurfit-Stone’s bankruptcy proceedings, Smurfit-Stone had been exploring the possibility of an investment transaction or acquisition or strategic transaction with various third parties, but none of these third parties was willing to proceed with a transaction. Second, from time to time over the several years prior to the bankruptcy proceedings, there had been various non-specific, informal, exploratory contacts between Smurfit-Stone and third parties regarding possible strategic transactions. Third, upon its emergence from bankruptcy, Smurfit-Stone did not adopt a classified board, a shareholder rights plan, or various other takeover defenses.  Fourth, Wall Street analysts had repeatedly speculated that Smurfit-Stone might be a possible takeover candidate.  Finally, Smurfit-Stone had received a $29 per share proposal from Party A shortly before it was approached by RockTenn.  On or around December 17, 2010, Party A contacted Smurfit-Stone to indicate that it was having difficulty achieving a valuation that would justify a significantly increased offer price from its initial offer of $29 per share. A representative from Party A’s financial advisor confirmed this position to a representative from Lazard. On December 21, 2010, a representative from Party A’s financial advisor informed a representative from Lazard that Party A had determined not to continue to pursue a transaction with Smurfit-Stone at that time.

            As disclosed in the Proxy Statement, Smurfit-Stone management provided estimated financial information for the fiscal year ended December 31, 2010, and prospective financial information for the fiscal years ending December 31, 2011 through December 31, 2015, to Lazard in connection with the preparation of its opinion addressing the fairness of the merger.  As discussed in the Proxy Statement, such prospective financial information is based in part upon the views of Smurfit-Stone management relating to future demand, product prices, raw material and energy costs and other variables, which are inherently difficult to predict.  Accordingly, some of these projections differ from projections offered by some industry data sources.  Smurfit-Stone management projected linerboard prices per ton of $645, $632, $636, $636, and $636, for the years ending December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, and December 31, 2015, respectively.  Management’s linerboard projections were based on estimated pricing for a blend of linerboard products reflecting the specific types of linerboard that Smurfit-Stone produces.  Smurfit-Stone management also projected recycled fiber/OCC costs per ton of $166, $159, $159, $169, and $184, for the years ending December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014, and December 31, 2015, respectively.  These projections were based on the knowledge and experience of the Smurfit-Stone management team and reflected its then-current best judgment.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties.  Smurfit-Stone cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements regarding projections of future or expected financial performance of Smurfit-Stone and expectations regarding pricing levels and materials costs. With respect to these statements, certain assumptions have been made regarding, among other things, economic, competitive and market conditions generally; Smurfit-Stone’s expectations regarding future demand, product prices, raw material and energy costs and other variables; and competitive conditions in RockTenn and Smurfit-Stone’s businesses. Further, RockTenn and Smurfit-Stone’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn and Smurfit-Stone’s filings with the Securities and Exchange Commission, including under the caption “Business—Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the most recently ended fiscal year and “Business—Risk Factors” and “Forward-Looking Information” in Smurfit-Stone’s Annual Report on Form 10-K for the most recently ended fiscal year. The information contained herein speaks as of the date hereof and Rock-Tenn does not have or undertake any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, RockTenn and Smurfit-Stone have made various filings with the Securities and Exchange Commission (the “SEC”), including the filing by RockTenn of a registration statement on Form S-4 that includes a joint proxy statement of RockTenn and Smurfit-Stone that also constitutes a prospectus of RockTenn.

RockTenn shareholders and Smurfit-Stone stockholders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. The final joint proxy statement/prospectus has been mailed to shareholders of RockTenn and stockholders of Smurfit-Stone on or about April 29, 2011. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov, or by contacting RockTenn Investor Relations at 678-291-7900 or Smurfit-Stone Investor Relations at 314-656-5553.

Participants in the Merger Solicitation

RockTenn, Smurfit-Stone and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information concerning RockTenn’s executive officers and directors is set forth in its definitive proxy statement filed with the SEC on December 17, 2010. Information concerning Smurfit-Stone’s executive officers and directors is set forth in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 15, 2011, as amended by Smurfit-Stone’s Annual Report on Form 10-K/A filed on March 29, 2011. Additional information regarding the interests of participants of RockTenn and Smurfit-Stone in the solicitation of proxies in respect of the transaction is included in the above-referenced registration statement on Form S-4 and joint proxy statement/prospectus. You can obtain free copies of these documents from RockTenn and Smurfit-Stone using the contact information above.